FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: December 15, 2005	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release	December 15, 2005

YAMANA PROVIDES EXPLORATION UPDATE FOR C1 SANTA LUZ

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update with respect to the ongoing evaluation of its C1 Santa Luz gold project in Brazil.

C1 SANTA LUZ PHASE I SCOPING STUDY

Yamana has completed a Phase I Scoping Study for its C1 Santa Luz property north of its Fazenda Brazileiro mine in the state of Bahia, Brazil. The purpose of the study was to provide an initial economic assessment of C1 Santa Luz and assess the merits of undertaking a formal feasibility study. The results were positive and Yamana will continue to assess the development of the project as a stand alone mine. The results of the study are summarized as follows:

Measured &Indicated Resources:	18.4 million tonnes @ 1.66 g/t (982,400 ounces)
P&P Reserves:	9.2 million tonnes @ 1.88 g/t (556,000 ounces)
Production:	437,000 ounces over 10 year mine life
Capital Expenditures:	$38 million (including $1.2 mm in working capital)
Average Cash Cost:	US$216 per ounce
Assumed Recovery Rate:	78%

The pre-tax internal rate of return for the project based on various gold price assumptions is outlined below:

	$400 / oz	$450 / oz	$500 / oz
Internal Rate of Return	16%	23%	29%

Given that the project is located in a tax-incentivized area of Brazil, the pre-tax and post-tax cash flows and rates of return would not differ significantly. The net present value of the project based on the Phase I Scoping Study parameters and a gold price of $450 per ounce is approximately $39 million.

Based on results to the end of August 2005, measured and indicated resources assuming a cutoff grade of 0.5 g/t are approximately 18.4 million tonnes at an average grade of 1.66 g/t Au for total contained gold of 982,400 ounces. Based on an assumed gold price of $400 per ounce, the proven and probable reserves contained in this resource amount to 556,000 ounces as noted above. In addition, there are inferred resources of approximately 1.4 million tonnes at an average grade of 0.99 g/t Au containing 43,300 ounces. Yamana believes that it can add to this resource base and ultimately prove the feasibility of a larger scale open pit and an underground operation. In addition, there are significant land consolidation opportunities in the area that could result in an additional source of mineable reserves. The combined open pit/underground mining scenario will be evaluated in the future and, subject to the results of the C1 Santa Luz exploration program, Yamana expects to be completing a feasibility study for the project next year.

The C1 Santa Luz ore body is a reverse fault, breccia-hosted gold deposit. It is characterized by two different ore types: carbonaceous breccia and dacitic breccia. Gold is mainly associated with pyrite and the process flow sheet contemplates coarse grinding, gravity concentration, gravity concentration regrinding and CIL leaching. The drilling database used on the mineral resource evaluation consists of 82 drill holes and the drilling grid is about 50 meters by 50 meters where the resource is close to the surface and about 150 meters by 150 meters in the deeper areas.

The Phase I Scoping Study considers only open pit resources as they existed as at August 31, 2005. An expansion drilling program is currently in progress and has returned positive results such as drill hole MP-053 which is located 400 meters beyond the resource limit. This drill hole intercepted 20 meters at a grade of 3.8 g/t Au, including 10 meters at a grade of 5.5 g/t. Approximately US$1 million has been budgeted for the C1 Santa Luz infill and resource expansion program for the first half of 2006 and is expected to result in an increase to both open pit and underground reserves and resources.

The Scoping Study was completed by two independent firms, Resende Engenharia de Minas Ltda (RE) and NCL Ingeniera y Construccion S.A. Chile-NCL Brasil Ltda under the supervision of Mr. Evandro Cintra, Ph.D. (Geology), who's the Director of Exploration for Yamana, “a qualified person” within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. Mr. Cintra has reviewed and approved of the contents of this news release. Yamana plans to file a National Instrument 43-101 technical report relating to the C1 Santa Luz Scoping Study in due course.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.